

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2014

<u>Via E-mail</u>
Anthony C. Weagley
President and Chief Executive Officer
Center Bancorp, Inc.
2455 Morris Avenue
Union, NJ 07083-0007

      Re: Center Bancorp, Inc.
              Form 10-K for the Fiscal Year Ended
              December 31, 2013
              Filed March 5, 2014
              File No. 000-11486

Dear Mr. Weagley:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              /s/ Michael Clampitt

                              Michael Clampitt
                              Senior Counsel

cc: <u>Via E-mail</u>
        Peter H. Ehrenberg, Esq.